U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          SEDONA WORLDWIDE INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)


          Arizona                                              86-0718104
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)


                   3840 N. 16th Street, Phoenix, Arizona 85016
                    (Address of Principal Executive Offices)


                    Issuer's Telephone Number: (602) 263-9600


        Securities to be registered under Section 12(b) of the Act: none


                  Title of each class to be so registered: N/A


          Name of exchange on which each class is to be registered: N/A


           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, no par value.

THIS REGISTRATION STATEMENT INCLUDES CERTAIN "FORWARD-LOOKING" STATEMENTS, INCLUDING STATEMENTS REGARDING AMONG OTHER ITEMS, THE COMPANY'S GROWTH STRATEGY, INDUSTRY AND DEMOGRAPHIC TRENDS, THE COMPANY'S ABILITY TO GENERATE ADDITIONAL SALES OF ITS PRODUCTS AND ANTICIPATED TRENDS IN ITS BUSINESS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S NEED FOR ADDITIONAL FINANCING, INTENSE COMPETITION IN VARIOUS ASPECTS OF ITS BUSINESS, THE RISKS OF RAPID GROWTH, ITS DEPENDENCE ON KEY PERSONNEL AND OTHER FACTORS DESCRIBED IN THIS REGISTRATION STATEMENT.


SEDONA WORLDWIDE(TM) SEDONA SPA(TM), RED ROCK GEAR(TM) AND RED ROCK COLLECTION(TM)ARE TRADEMARKS AND TRADE NAMES OF THE COMPANY. CERTAIN TRADEMARKS AND TRADE NAMES INCLUDED IN THIS REGISTRATION STATEMENT ARE THE PROPERTY OF THIRD PARTIES AND THE USE THEREOF DOES NOT IMPLY A DIRECT OR INDIRECT ENDORSEMENT OF THE COMPANY BY SUCH THIRD PARTIES.


                                     PART I

                        ITEM 1 - DESCRIPTION OF BUSINESS

                                    BUSINESS

GENERAL


     Sedona Worldwide Incorporated, an Arizona corporation ("SWW" or the "Company"), is a majority-owned subsidiary of ILX Resorts Incorporated, an Arizona corporation ("ILX"). During the second half of calendar year 1999, ILX intends to make a distribution of all of the shares of the Company's Common
Stock which ILX holds to the ILX shareholders on a pro rata basis (the "Spin-Off"). As a result of the Spin-Off, ILX's shareholders will own, in the aggregate, 80% of the Company's then outstanding capital stock. ILX is registering the Company's Common Stock pursuant to this Registration Statement on Form 10-SB on a voluntary basis, in order to effect the Spin-Off without the need to register the distribution of the Company's Common Stock to ILX's shareholders under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the Spin-Off, ILX intends to distribute an Information Statement, which contains substantially the same kind of information as is typically found in a Proxy Statement, to ILX shareholders. The Information Statement will be distributed at or prior to the Spin-Off and will disclose certain material information about the Company and the shares of Common Stock to be distributed to ILX shareholders as a result of the Spin-Off.

     The Company is principally engaged in the development, testing, marketing, and distribution of its own proprietary "Sedona Spa" branded lines of face, hair and body care products and apparels containing ingredients or materials indigenous to, and embodying the appeal of, the Southwestern region of the U.S. and of Sedona, Arizona in particular. In addition, the Company has recently established a marketing alliance with Robert Shields, founder of Robert Shields Design, a jewelry and art design company based in Sedona, Arizona, whereby the Company will be able to offer a line of Southwestern-style jewelry and artwork similar to Mr. Shield's existing line of products. In addition, the Company has developed a line of apparel under the brand name "Red Rock Gear." No significant sales of apparel or jewelry have occurred to date. The Company intends to introduce additional products such as natural vitamins, mineral supplements, and herbal remedy products, however, it does not currently have any arrangements in place with respect to the introduction of any such products. See "--Products" below.

     The Company's personal care products have historically been marketed primarily through direct sales at the Los Abrigados Resort & Spa, the "flagship" resort of the Company's parent corporation, ILX. In addition, these products have historically been offered as in-room amenities to guests at various ILX resorts and as promotional gifts to targeted customers of such resorts. However, commencing in 1998, the Company began to shift its focus to increasing the visibility, brand recognition and sales volume of its products through the distribution of such products by certain salon, spa and other retail outlets in California independent of ILX.

     The Company intends to market its existing and future planned products through various marketing media designed to capitalize upon the Company's upscale niche product offerings. Specifically, the Company intends to target consumers in the 35- to 65-year age group. The Company believes this demographic group presents the greatest opportunity for future growth as well as expansion of its existing customer base. Consistent with this strategy, the Company entered into an agreement with Debbie Reynolds, pursuant to which Ms. Reynolds has agreed to act as spokesperson for the Company's Sedona Spa line of products. See "- Marketing Strategy" below. In addition, the Company is exploring a variety of marketing strategies including catalog sales, Internet sales, direct mail campaigns, amenities packaging, including corporate gift programs with banks, law firms and other private groups and other incentive-based distribution channels. The Company is also exploring marketing activities in direct-response television campaigns. Additionally, the Company will continue to offer its products at the ILX resorts.

     All of the Company's production and packaging activities are currently conducted by third parties through contractual arrangements in accordance with the Company's specifications. Inventory of the Company's products, distribution and customer service are handled in-house at the Company's principal offices. However, such activities may in the future also be conducted by third parties in response to increased sales volume if the Company's marketing and growth strategies are successful.

     The Company was initially incorporated in Arizona in 1992 under the name "Red Rock Collection Incorporated." In 1997, the Company changed its corporate name to Sedona Worldwide Incorporated. The Company's headquarters are located at 3840 North 16th Street, Phoenix, Arizona 85016. Its telephone number is (602) 263-9600. The Company also maintains a website at http://www.Sedonaspa.com.

INDUSTRY OVERVIEW

     Substantially all of the Company's current business consists of the sale of personal care products. The Company intends to expand its product line to initially include selling apparel and jewelry and management believes there exist other product lines that may complement these product offerings. As a result, it is currently pursuing opportunities to market natural health and other such product categories. Following is a discussion of the various market segments in which its current and potential future products compete.

     COSMETICS AND TOILETRIES MARKET. According to DRUG AND COSMETIC INDUSTRY MAGAZINE ("DCI"), June 1998 edition, the U.S. cosmetics and toiletries industry is one of the world's largest markets, with $36.4 billion in sales in 1997 and a compounded annual growth rate of 3.4%. In addition, this industry has experienced significant growth in recent years. In 1997, hair care comprised 14.5% of the market share with products sold for in-salon services and retail representing $1.8 billion at the manufacturer level up from $1.2 billion in the prior year. Sales of hair care products experienced retail sales reaching approximately $5.27 million in 1997 up from $4.8 million in 1993. Skin care products comprised 13.7% of the market with retail sales reaching almost $5.0 billion in 1997. In 1997, U.S. retail sales of skin care products reached $3.98 billion with sales for 1998 projected to be $4.18 billion, $4.37 billion in 1999, and $4.57 billion in 2000, according to Packaged Facts, a marketing research organization. A major factor contributing to this growth is the current trend of the skin care market being driven by the aging baby boom generation who are striving to keep a youthful and healthy appearance. Also, mass market moisturizer sales jumped 24% to $489.9 million for the year ended February 22, 1998, according to Information Resources, of Chicago, Illinois.

     The personal hygiene market, which includes bath and shower products, had retail sales of $4.3 billion in 1997 and an annual growth rate of 1.0% between 1993 and 1997. The Company believes that the growth experienced in this segment is primarily attributable to new niche products, product extensions of existing successful products, as well as packaging and marketing trends which cater to an increasingly sophisticated consumer. In addition, the Company believes that the growth experienced in the cosmetics and toiletries industry in general is largely attributable to a growing number of persons in the 45- to 54-year age group, which group, on average, consists of the most affluent households according to HOUSEHOLD SPENDING, 4TH EDITION. Also according to this source, in 1997 U.S. households with incomes of $70,000 and greater spent 79% more than the average household in personal care products and services.

     The cosmetics and toiletries industry is a rapidly changing and highly competitive global industry and the Company expects it to continue to be so in the future. The market is dominated by a large number of well-capitalized, diverse companies, such as Avon, Clairol, Alberto Culver, Revlon, L'Oreal, Estee Lauder, Unilever, Gillette, Proctor & Gamble, Colgate-Palmolive, Matrix, John Paul Mitchell Systems, Nexxus and Redken, all of which have strong brand-name recognition associated with their products. However, more recently, product offerings by various niche marketers have been able to successfully capture a significant share of the consumer market dollar. The Company believes this trend is at least partially attributable to the growing number of aging "baby-boomers" in the 45- to 60-year age group with significant disposable income, many of whom are particularly interested in products that seek to erase or reduce visible effects of aging. According to DCI, June 1998 edition, the "baby boomer" segment of the U.S. population spends, on average, more per capita than any other age group. Marked by a lower level of brand loyalty than their parents' generation, these baby boomers typically are more willing to experiment with new products they believe may bring their desired results. The Company intends to capitalize upon this perceived demand for lines of specialty personal care products through its upscale Sedona Spa products.

     Cosmetics and toiletry products are distributed through a broad variety of wholesale and retail channels. Recently, beauty products superstore chains such as Trade Secrets and Ulta3 have emerged, offering convenient one-stop shopping for all beauty care needs. There has also been a recent proliferation of private-label products offered by major retailers such as Sears, J.C. Penney, Target, Wal-Mart, Osco, Walgreens, and Revco, in response to increasing demand for low-price products of non-prestigious brands. These large merchandisers, grocery and drugstore chains, and department stores have successfully utilized traditional mass marketing approaches, such as television commercials and national magazine advertisements, to distribute their products. In-salon purchases have proved to be highly successful for hair care products from Matrix, John Paul Mitchell Systems, Nexxus, Aveda, Redken and others. In addition, cataloger retailers such as Avon have also successfully penetrated this market. Finally, smaller stand-alone specialty retailers such as Origins, Bodyworks, H2O, and The Body Shop have also emerged more recently with significant success. The Company expects competition to increase as the number and variety of entities offering competitive products continues to increase in the future.

     As competition has increased, cosmetics and toiletries manufacturers and distributors have been engaged in a trend toward consolidation. Recent examples include Estee Lauder purchasing Aveda, Bristol-Myers Squibb purchasing Redmond Products, Clairol and Matrix, Jergens purchasing Bausch & Lomb's skin care business, Cosmair/L'Oreal purchasing Maybelline and Redken, Unilever purchasing Helene Curtis, and German-based Wella purchasing Sebastian. The Company expects this consolidating trend to continue in the future resulting in larger, better-capitalized competitors offering a greater variety of niche products to an ever-demanding base of consumers.

     JEWELRY. The combined value of all goods produced by costume jewelry manufacturers in the United States totaled $1.6 billion in 1996, according to THE ENCYCLOPEDIA OF AMERICAN INDUSTRIES, SECOND EDITION 1998. Unlike many of the other large consumer markets, there is a lower level of brand identity in the jewelry arena, and the largest manufacturers have not historically dominated the market, to the degree experienced in the cosmetics and toiletries industry. In fact, most manufacturers are relatively small independent operators, often of an arts and crafts nature. Nonetheless, the industry includes several large publicly traded companies like Tiffany & Co., with 1995 revenues of $803.0 million; Jostens, Inc. with 1995 revenues of $665.0 million; and Jan Bell Marketing with 1995 revenues of $254.0 million. The largest company engaged in the costume jewelry industry in 1995 in the U.S. was Illinois-based Artra Group, a publicly held conglomerate founded in 1933. Artra's many subsidiaries include the number two firm, Lori Corp. Lori Corp.'s 1995 sales totaled approximately $160.0 million. Third in line was the Napa Company, whose origins date back to 1875, making it the oldest costume jewelry manufacturer in the U.S. Their 1995 sales totaled approximately $70.0 million. The New York City based firm of Trifari Krussman and Fischel, Inc. was fourth in production and sales, with origins that date back to the early 1920's and sales totaled around $63.0 million in 1995. Most jewelry sales are made through jewelry store chains and independent retailers as well as department stores, with costume jewelry achieving notable success on home shopping networks. The Company believes that there currently exists a trend in the jewelry industry of including the use of materials and motifs inspired by indigenous cultures and natural elements. The Company intends to capitalize upon this trend through its offering of The Robert Shields Collection products.

     APPAREL. Retail apparel sales totaled approximately $170.0 billion in 1997, up 4.9% from 1996, following a 2.2% gain in 1996 from the prior year, according to the NPD Group Inc. ("NPD").

     Apparel is sold at a variety of retail outlets. Based on data from NPD, discount stores, off price retailers and factory outlets accounted for 26% of 1997 apparel sales, while specialty stores and department stores accounted for about 22% and 21%, respectively. Another 14.5% of sales are by major chains, and direct mail/catalogs accounted for 8%. About 30% of the apparel marketed consisted of national brands (e.g., Liz Claiborne, Fruit of the Loom, Jones Apparel, Phillips Van Heusen, Polo Ralph Lauren) produced by about 20 different large companies. The second tier, accounting for about 70% of all apparel distributed, comprises small brands and store (or private label) goods. The women's segment has traditionally accounted for more than half of all apparel sales, according to research from NPD reported in WOMEN'S WEAR DAILY, it totaled nearly 53% in 1997.

     Leaders in the apparel industry included Liz Claiborne ($2.4 billion), Fruit of the Loom ($2.1 billion), Jones Apparel ($1.3 billion), Phillips-Van Heusen ($1.3 billion) and Polo Ralph Lauren ($1.2 billion). The Company believes that one of the most significant trends currently affecting the apparel industry is the increase in casual dressing due to relaxed workplace dress codes, an aging population, and a growing reluctance among consumers to spend significant amounts of money on clothes. The Company intends to enter this vast apparel market with its "Red Rock Gear" line which offers niche apparel products intended to provide the consumer with quality, comfort, value and a natural image. The Company believes that this emphasis upon natural products is consistent with the brand image of its other products, which is intended to increase awareness of and loyalty to the entire line of the Company's product offerings.

     VITAMINS, MINERALS AND SUPPLEMENTS. The market for vitamins, minerals and supplements has experienced significant growth in recent years, with sales of an estimated $910.0 million in 1997 according to Packaged Facts of New York. The vitamins, minerals and supplements industry has traditionally been dominated by national and international pharmaceutical companies, with most sales taking place through drug stores, grocery stores, mass merchandisers and health/nutrition chains. However, a significant amount of vitamins, minerals and supplements have more recently been successfully sold through direct marketing channels, with examples including Herbalife, Equinox and New Vision.

THE CONSUMER

     The profile of a typical consumer of cosmetics and toiletry products spans virtually all demographic groupings, regardless of age, gender, race, color, marital status, or socio-economic status. As pointed out in the June 1996 issue of DCI, aging baby boomers are expected to become an increasingly larger segment of the market. The segment of the female population within the age range of 40 to 59 is predicted to be more likely to spend money on anti-aging treatments and the Company believes its product line responds to customer preferences for such products.

     The Company believes that consumers are becoming increasingly sophisticated and demanding, generally demonstrating an increasing level of concern and knowledge about the ingredients of a product and, as a result, are more likely to read the labels of the products they purchase, taking into consideration objective product comparison factors apart from brand loyalty in making their purchase decisions. The Company believes this trend could work to the advantage of truly well positioned niche marketers, including itself.

OPERATING STRATEGY

     Since 1994, the Company has test marketed its unique line of face, hair and body care products through promotional use, and retail sales at the ILX resorts, and direct sales, including direct mail, network marketing, in-bound and out-bound telemarketing, direct wholesaling, trade show, Internet and consignment programs. Based upon such test marketing efforts, the Company believes that its products will be most favorably received by people 35 to 65 years of age. As a result, the Company intends to proceed with its introduction of botanical based face, hair and body products, its planned introduction of a line of Southwest jewelry and artwork based upon Mr. Robert Shield's existing designs, expand its "Red Rock Gear" apparel line, as well as develop a line of natural vitamins and mineral supplements and other products consistent with its Sedona motif.

     The Company's strategy is to seek to satisfy a particular sector of the consumer population who, because of their attraction to the natural beauty and mystique of the Southwestern U.S., and particularly Sedona, Arizona, are attracted to botanically originated products for the face, hair and body, and jewelry and apparel which seek to represent or capture the "spirit" or the "essence" of the Southwest and Sedona. The Company's personal care products have been formulated using a variety of natural botanical extracts, essential oils and minerals, as demonstrated in the Arizona Mud Masque from the Southwest. The Company's "Red Rock Gear" line of clothing features natural fibers, Southwest styling and its particular line of "dirt shirts" uses Sedona red rock materials as natural dye. Additionally, the Company designs its products with an emphasis upon branded packaging concepts which stress aesthetic appeal as well as convenience of use.

     The Company seeks to develop products that respond to the sophisticated demands and concerns of its targeted consumer. For example, no animal testing is performed; and natural pump sprays as opposed to ozone-depleting propellants are selected. The Company believes that given its philosophy in developing its products and their unique marketing appeal, its products will be embraced by its intended niche market and as a result, the Company seeks to further expand its current sales volume and product diversity.

     The Company maintains a website at http:\\www.Sedonaspa.com. Visitors to this site can learn about the Company's products and even order them on-line.

PRODUCTS

     The Company's existing product offerings consist of the Sedona Spa line of "botanical treats" for the face, hair and body, the Robert Shields Collection of jewelry, and Red Rock Gear apparel. Each product group is marketed and distributed in a manner tailored to capitalize upon the perceived greatest demand for such products, however, all of them are conceived, designed and distributed in a manner intended to capture the spirit of Sedona, with an emphasis upon indigenous ingredients and motifs marketed to an upscale niche market.

     SEDONA SPA COLLECTION. The Company's Sedona Spa group of products consists of a complete line of face, hair and body products. The Company intends to modify existing products as well as add new products through development or acquisition in response to consumer demand and as appropriate opportunities present themselves. The existing line of Sedona Spa products, grouped by category, is as follows:

SEDONA SPA SKIN CARE (FACIAL)

ADVANCED DAILY CLEANSER:           Formulated   with  natural   botanicals   and
                                   vitamins,  this  clear  gel  cleanser  gently
                                   lifts   make-up  while   promoting   moisture
                                   balance.

REFRESHING FACIAL TONER:           pH balanced  and  vitamin  enriched to soothe
                                   and hydrate the skin while completing the cleansing process.

WILDBERRY FACIAL MOISTURIZER:      Oil-free  daytime  moisturizer  enriched with
                                   Raspberry Extract specially formulated for combination to oily skin.

HYDRATING FACIAL MOISTURIZER:      Rich-textured    moisturizer    with   Sodium
                                   Hyaluronate used to maintain skin's delicate moisture levels all day.

NIGHTTIME REFINING MOISTURIZER:    Water-based  beauty  treatment  with Maritime
                                   Pine   Extract,   a  free  radical   fighter,
                                   antioxidants, Beta-Carotene and Vitamins A and E.

ARIZONA MUD MASQUE:                Deep  cleansing   facial  mask  with  natural
                                   botanicals and clays direct from the Arizona desert to purify and detoxify skin.
SEDONA SPA HAIR CARE (HAIR)

MOUNTAIN MOISTURE SHAMPOO:         Organic  shampoo for normal to dry hair helps
                                   protect color treated and stressed hair with Yucca, Agave and Vitamin E.

MOUNTAIN MOISTURE CONDITIONER:     Organic  conditioner with natural  humectants
                                   to nourish hair giving it greater strength, softness and shine.

MAXIMUM BODY SHAMPOO:              Formulated  with Vitamin B-5 to increase hair
                                   volume  along with Arizona  Cypress,  Juniper
                                   Berries and Agave. Intended to stimulate the scalp with Juniper Berries and thicken hair.

MAXIMUM BODY CONDITIONER:          Weightless  formula enhances  highlights with
                                   Chamomile and promotes fullness with plant based thickening system blending botanicals,
                                   Soy Protein and Whole Wheat Amino Acids.

GOLD SHAPING GEL:                  Water-soluble  gel formulated to provide hold
                                   and high shine with Paba-free sunscreen, vitamins and botanicals.

SEDONA SPA SKIN CARE (BODY)

BODY BALM MOISTURIZER:             Rich,    velvety   body    moisturizer   with
                                   antioxidants   and  Apricot   Kernel  Oil  to
                                   nourish the skin. Suitable for men and women.

SPA SHOWER GEL:                    pH   compatible,   aromatic   cleansing   gel
                                   enriched with a botanical complex of Cactus, Chamomile and Grapefruit extracts.

SEA KELP SOAP:                     Vegetable based,  non-irritating  soap packed
                                   with sea kelp, produced in an attractive shell shape. Excellent for men or women.

     The Company's Sedona Spa products emphasize the natural properties of their botanical ingredients. None of the current product offerings contain any "active" ingredients. As a result, they are not subject to regulation by the Food and Drug Administration. In addition, third parties perform all of the necessary testing, if any, associated with the products they produce for the Company. Generally, testing is performed when using ingredients classified by the FDA as "Generally Regarded as Safe." The manufacturer of the Sedona Spa hair care products does employ a Quality Assurance Program, which includes microbiological testing, stability and product performance testing. None of the Company's manufacturers performs any animal testing.

     THE ROBERT SHIELDS COLLECTION. The Company has entered into an arrangement with Robert Shields of "Shields & Yarnell" fame to market a line of Southwest jewelry, artwork and clothing (to be marketed in conjunction with the Company's branded Red Rock Gear line as described below) based on his existing line of such products. The Robert Shields Design is a jewelry and art design company based in Sedona, Arizona, which distributes Mr. Shields' Southwest style art and jewelry to retailers, museums, galleries, and resorts across the United States. Mr. Shields maintains galleries in Prescott, Jerome and Sedona, Arizona to showcase his work, including one at the Los Abrigados Resort & Spa, which is owned by ILX. His jewelry often features sterling silver, turquoise, beads and other Southwest materials, and includes earrings, necklaces, pins and pendants. His artistic creations include sketches, sculpture, paintings, masks, painted wood and photography. The marketing alliance is in its early stages and no purchases have been made by the Company to date. This alliance is informal in nature and Mr. Shields has no obligation to provide such products when desired by the Company.

     RED ROCK GEAR. "Red Rock Gear" is the name of the Company's line of apparel featuring natural fibers and Southwest styling. The line presently includes a "dirt shirt," made with Sedona red rock materials used as a natural dye, unique Southwestern style skirts, a terry-cloth spa robe, t-shirts and caps. Additionally, portions of the successful Robert Shields Design line of clothing are currently planned to be marketed under the Red Rock Gear label. This line will include contemporary Southwestern men's and women's apparel and accessories, predominately in earth and gem tones embellished with Shields' jewelry. The Company intends to expand its existing line of Red Rock Gear offerings with other items such as hiking apparel, women's casual wear, men's shirts, sweatshirts and other accessories.

     RED ROCK NATURAL HEALTH. Although the Company does not currently produce or distribute such products, it is exploring the development of a line of natural vitamins, mineral supplements and herbal-based products. The Company believes such products may capitalize on the increasingly mainstream consumer interest in natural medicine and well being. The Company believes such products will be attractive to consumers of its Sedona Spa products and Red Rock Gear line and may be marketed both separately as well as in conjunction with such product lines. The Company expects to introduce its Red Rock Natural Health products in 1999 or as soon thereafter as is practicable. However, the Company does not currently have any arrangements in place with respect to the production, testing, marketing or distribution of such products and such activities remain subject to a determination by the Company's management of the feasibility and desirability of offering such products.

     ADDITIONAL PRODUCT CATEGORIES. In addition to the core product lines described above, the Company believes that opportunities for additional products indigenous to, or associated with, the Southwest and Sedona may be developed in the future in a manner consistent with its existing product offerings. Accordingly, the Company may determine to test market other products such as spices and condiments, arts and crafts items, coffees and teas, "New Age" products and others. Preliminary research indicates that such related products have the potential for market success, however, there can be no assurances in this regard. The Company does not currently have any agreements, oral or written, to test, develop or otherwise distribute any such additional products.

MARKETING STRATEGY

     The Company's marketing plan emphasizes various direct sales media for promoting its proprietary branded product lines. Historically, the Company has primarily offered its Sedona Spa products as part of the marketing efforts of its parent corporation ILX as in-room amenities to visitors of the Los Abrigados Resort & Spa ("Los Abrigados"), the flagship resort of ILX, which is located in Sedona, Arizona, at other ILX resorts and as promotional premiums to potential purchasers of ILX's vacation ownership interest inventory. Commencing in late 1998, the Company began to pursue the development of a market for its products independent of its corporate parent ILX. To date, the Company has made some initial sales to a limited number of spas, salons and other retail outlets in California. Commencing in 1999, the Company began selling its products to an Internet retailer. Although Internet sales have never been a significant source of revenue to the Company, management may explore opportunities in the on-line market as they arise. In addition, the Company may utilize catalog, direct mail or other mediums intended to most efficiently expose its products to a targeted base of potential consumers. The primary objective of the Company's marketing strategy is to increase the number of consumers who try its products, with the secondary objective of obtaining a database of potential customers for further follow-up by direct mail, telemarketing and automatic order programs. Certain marketing activities, such as billboard advertising and radio campaigns commenced in 1998 to create brand awareness, recognition, identity and interest among consumers.

     An initial stage of the Company's marketing plan involves the full-scale launch of its Sedona Spa product line by, when and if appropriate, the association of Debbie Reynolds as celebrity spokesperson to assist in targeting the older baby boomer (50+ age) markets. Television commercials, catalogs and other direct sales media are being considered, to be supplemented by traditional advertising, promotion and a public relations campaign, also supported, in some instances, by Ms. Reynolds' promotion. Pursuant to the agreement, Ms. Reynolds has agreed to provide certain promotional services, including two personal appearances, as well as a limited number of radio spots, newspaper and magazine advertisements and television infomercials. All of Ms. Reynolds' services are to be performed at ILX's resort, Los Abrigados, except for certain production activities which may be performed in Las Vegas or Los Angeles, and may not require more than two weeks of Ms. Reynolds' time. Ms. Reynolds has also agreed not to use her likeness in connection with any products competitive to the Company's in the United States. In exchange for her services, Ms. Reynolds received a number of shares equal to 10% of the Company's outstanding Common Stock. Ms. Reynolds subsequently transferred these shares to her son, Todd Fisher, also a director of the Company. See "Certain Relationships and Related Transactions" below. In addition, the Company has agreed to pay a royalty to Ms. Reynolds equal to 15% of all sales of its products during the term of the agreement and the three months following its termination, less a deduction for returns not to exceed 10 - 15%. To date, no royalties have been accrued, but they will begin to accrue at such time, if ever, as Ms. Reynolds begins to perform services pursuant to this agreement. ILX also granted to Ms. Reynolds a one-week Vacation Ownership Interest in its Los Abrigados Resort. Ms. Reynolds has the right to terminate the agreement for, among other things, failure of the Company to generate certain minimum royalties, and failure to have effected an initial public offering of its securities prior to January 1, 1998. Currently, the agreement is in effect and will expire January 1, 2002, unless earlier terminated.

     The Company intends to focus its marketing efforts initially in the Southwestern United States, with a national marketing campaign to be implemented thereafter. The Company also intends to continue to distribute its products through the ILX resorts, although currently it does not have any contractual arrangements with ILX for such distribution. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Concentration."

MANUFACTURING AND DISTRIBUTION

     PRODUCT DEVELOPMENT, PRODUCTION AND PACKAGING. All of the Company's product development, production and packaging functions are performed by third parties on a contractual basis. The Company believes that outsourcing these aspects of its operations enables it to access the particular technical expertise of its third party suppliers while simultaneously realizing certain economic advantages enjoyed by such suppliers, including flexible production capacity and raw materials purchasing power. In addition, the Company believes such arrangements permit it to avoid the costs associated with the facilities maintenance and administration activities associated with such functions. The Company works closely with its outside suppliers in an effort to ensure the quality and consistency of its products. The Company does not have contractual arrangements with any of its third party suppliers. Although the Company has worked with each of such suppliers for a period of at least one to five years and believes its relations are good, such suppliers are not obligated to continue to provide products and services to the Company at all, or on the same terms and conditions as they currently do.

     Development of a new product typically commences with a market research and feasibility analysis conducted by the Company and its suppliers. When the Company has determined that a particular product concept is feasible, it employs an outside supplier to prepare prototype samples in accordance with the Company's instructions. The Company ultimately selects the desired prototype, obtains the necessary governmental approvals, if any, and initiates the manufacturing process.

     Manufacturing of the Company's products is typically completed pursuant to a purchase order by the Company for a specified number of units. The Company provides precise product specifications to the manufacturer and requires the manufacturer to undertake documented quality control procedures throughout the manufacturing process.

     Product labeling and packaging are typically obtained by the Company on a "turn-key" basis from third party suppliers. This means that these third party suppliers agree to deliver consumer ready product to the Company and the Company does not independently conduct any product labeling or packaging activities. To the extent that such supplier requires the use of other third parties, they are responsible for negotiating such arrangements, as well as ensuring the quality of the products or services received by them. Historically, the Company has utilized particular stock packaging materials in an effort to avoid the costs and long lead times associated with obtaining custom packaging materials.

     Currently, all of the Company's Sedona Spa products are developed, manufactured and packaged by three suppliers, Hewitt Soap Co. of Dayton, Ohio; La Dove, Inc., a privately owned cosmetics laboratory and manufacturing company located in Florida; and Arizona Natural Resources, a privately owned company located in Phoenix, Arizona. The Company's Red Rock Gear products are manufactured and packaged through arrangements with third party suppliers. All of the Robert Shields' Collection products are produced and packaged by Robert Shields Design, which subcontracts with third parties in connection with the production of certain products. With the exception of its Robert Shields Collection, the Company believes there exist multiple alternative suppliers for each of its personal care product development, manufacturing and packaging operations. However, there can be no assurance that the Company would be able to secure the services of such suppliers as and when needed, if ever, or that it could do so on favorable terms.

     PRODUCT DISTRIBUTION. The Company's inventory of its products are currently maintained at its principal facilities in Phoenix, Arizona. However, in certain instances the Company's suppliers have agreed to store products produced for the Company in advance of the time such products are needed by the Company. The Company may consider alternative inventory warehousing arrangements, including expansion of its existing facilities or the acquisition of additional facilities, if warranted by increased demand for its products or other factors. The Company does not currently have any agreements in place with respect to such operations and there can be no assurance that such resources will be available if and when needed, or if available, will be on terms favorable to the Company.

     Currently, all of the Company's order processing and fulfillment operations are conducted internally at the Company's principal facilities in Phoenix, Arizona. Orders are processed by the Company's customer service employees, and fulfilled by its shipping and receiving staff from existing inventory. However, some or all of the Company's customer service, order processing and fulfillment operations may in the future be conducted by third parties in response to increased volume or other factors, many of which are beyond the Company's control. The Company does not currently have any agreements in place with respect to such operations and there can be no assurance that such resources will be available if and when needed, or if available, will be on terms favorable to the Company.

INTELLECTUAL PROPERTY

     The Company has registered "Red Rock Collection" and "Sedona Spa" as trade names with the Arizona Secretary of State and has filed applications with the U.S. Patent and Trademark Office for the registration of its trademarks, "Sedona Worldwide" and "Sedona Spa." Such applications are currently pending, although there can be no assurances regarding when such registrations will be issued, if at all.

     The Company considers its corporate and product names, logos, formulations and designs proprietary. The Company currently protects its rights to such intellectual property rights through reliance upon its common law rights established through the use of such intellectual property. The Company does not believe there is anything proprietary about the formulation of its products. As a result, the Company's product formulations and designs are not patented and the Company has no state and/or federal trademark or patent applications pending with respect to its products.

     The Company is not aware of its products and/or formulations infringing any intellectual property rights of any other party. However, there can be no assurances in this regard. The Company would incur substantial costs in defending itself in infringement litigation brought by others, or in prosecuting infringement claims against third parties. An adverse party claiming patent, trademark or copyright infringement might assert claims for substantial damages or seek to obtain an injunction or other equitable relief, which could effectively block the ability of the Company to make, use, distribute and sell its products.

     The Company does not currently rely upon any confidentiality or other agreements to protect its trade secrets and proprietary know-how, although it may use such agreements in the future. Rather, the Company relies upon its common law rights in such proprietary information. However, to the extent it relies upon such agreements in the future, there can be no assurance that the Company's confidentiality agreements, when in place, will not be breached, or that the Company would have adequate remedies for any breach. In addition, there can be no assurance that any trade secrets owned by the Company will afford adequate protection to the Company or not be circumvented, or that any such interests will provide competitive advantages to the Company.

RESEARCH AND DEVELOPMENT

     During each of the fiscal years ended December 31, 1996, 1997 and 1998, the Company spent an aggregate of approximately $5,000, $19,000 and $3,000, respectively, on research and development activities. The Company's research and development activities have historically consisted primarily of product testing and logo and packaging design, among other activities. The Company may incur certain costs in the future in connection with the introduction of additional products. The 1997 research and development activities include the product changes and repackaging associated with the introduction of the Sedona Spa line of products, which replaced the Red Rock Collection line previously marketed by the Company.

GOVERNMENTAL REGULATION

     In certain instances, personal care and health products are subject to regulation by the U.S. Food and Drug Administration (the "FDA"). None of the Company's existing products require the Company to obtain the approval of the FDA or any other state or federal agency in order to sell such products. While the Company's sunscreen formulation has received FDA approval, it is not currently being marketed. The Company believes it is in compliance with all applicable FDA and other governmental regulations. However, there can be no assurance that any of the Company's current or future planned products will not become subject to governmental approval in the future. The Company intends to comply with all governmental regulations which may become applicable in the future including any related to its planned line of Red Rock Natural Health products.

PROPERTIES

     The Company leases approximately 4,000 square feet for $4,000 per month ($48,000 annually) for its principal offices in Phoenix, Arizona, pursuant to a lease which expires in 2000. The Company subleases a portion of the building to ILX, for which it charged ILX total rent of $52,500 in 1998, inclusive of utilities, cleaning and other services. The Company does not own any real estate.

EMPLOYEES

     As of March 31, 1999, the Company had three employees, all of whom are employed on a full-time basis. The Company also utilizes ILX staff from time to time.

     Following the Spin-Off, the Company may seek to enter into an agreement with ILX, pursuant to which ILX will agree to continue to make available the services of certain of its employees to the Company on a part-time basis, if needed by the Company. The Company anticipates that any such agreement will be on commercially reasonable terms and have a limited term, while the Company develops independent infrastructure, including the hiring of necessary personnel. However, no such agreement currently exists and there can be no assurance that the Company will be able to secure terms favorable to it. If and when such agreement is entered into, the Company believes that it will enable it to more easily transition from being a subsidiary of ILX into an independent operating company.


LEGAL PROCEEDINGS

         The Company is not currently the subject of any pending or, to its knowledge, threatened legal claims.

INSURANCE


     Currently, ILX maintains for the benefit of the Company general liability, automobile liability, workmen's compensation and umbrella coverage insurance in amounts which the Company believes are customary for a company of its size engaged in a comparable industry. In anticipation of the Spin-Off, the Company's management will seek to secure insurance coverage independent of ILX. The Company does not currently have a commitment for any such insurance and there can be no assurance that it will be able to secure coverage in the same amounts as currently maintained for its benefit or that, even if secured, the premiums associated with such coverage will be affordable to the Company. Further, there can be no assurance that the Company will not be subject to claims in the future which its insurance may not cover or as to which its coverage limits may be inadequate. If the Company is uninsured or underinsured at any time that it becomes subject to a claim, it may be required to significantly deplete its financial and other resources.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS FORM 10-SB, THE WORDS "ESTIMATE," "PROJECTION," "INTEND," "ANTICIPATE" AND SIMILAR TERMS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO SUBSTANTIAL UNCERTAINTY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS SET FORTH BELOW. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

OVERVIEW

     Sedona Worldwide Incorporated was formed in 1992 to develop, test, market and distribute its own proprietary "Sedona Spa" branded lines of face, hair and body care products and apparels containing ingredients or materials indigenous to, and embodying the appeal of, the Southwestern region of the United States and of Sedona, Arizona in particular. To date, the Company has generated revenue primarily through the sale of its face, hair and body care products to ILX, of which it is an 80% subsidiary. ILX distributes the Company's products as in-room amenities at its resorts and hotels, as premiums (incentives) to its customers for attending vacation ownership sales presentations, and for retail sales at its resort gift shops, and at the Sedona Spa at Los Abrigados Resort & Spa. The Company also generates revenue from direct mail sales to consumers (many of whom were introduced to the products as in-room amenities or premiums) and from limited retail distribution in specialty shops.

RESULTS OF OPERATIONS

     The  following  table  sets forth  certain  operating  information  for the
Company:

                                               THREE MONTHS
                                              ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                              ----------------   ------------------------
                                               1998      1999    1996     1997     1998
                                               ----      ----    -----    -----    -----
Net sales:
Sales to affiliates (1)                        85.4%     66.6%    71.0%    80.5%    85.7%
Sales to non-affiliates                        14.6%     33.4%    29.0%    19.5%    14.3%
                                              -----     -----    -----    -----    -----
Total sales                                   100.0%    100.0%   100.0%   100.0%   100.0%
                                              =====     =====    =====    =====    =====
As a percentage of net sales:
Cost of sales                                  73.7%     62.9%    63.0%    69.7%    65.1%
Contribution margin                            26.3%     37.1%    37.0%    30.3%    34.9%
Selling, general and administrative expense   169.3%     77.1%    95.0%   128.5%   138.1%
Net Loss                                      145.9%     40.5%    61.1%   100.8%   105.3%

----------
(1) Sales to affiliates consist of sales made to ILX. Sales to ILX are made at lower prices (generally cost plus a small mark up) than sales to non-affiliates.

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 TO THE THREE MONTHS ENDED MARCH 31, 1999

         Net sales increased 122% or $57,271 in 1999 to $103,932 from $46,661 in
1998 reflecting the emphasis on additional channels of distribution and changes in the ILX resorts' use of products as amenities and premiums. Cost of sales as a percentage of sales for 1999 of 62.9% is lower than 1998 of 73.7% because of a lower percentage of sales to ILX resorts, which have a lower profit margin.

         Sales, general and administrative expenses were comparable between periods.

         Interest expense decreased from $1,364 in 1998 to $547 in 1999 reflecting declining capital lease obligations.

         There is no income tax benefit recorded in 1998 or 1999 because the Company has recorded a valuation allowance equal to its deferred tax asset at December 31, 1998 and March 31, 1999, respectively. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the amounts of the Company's existing assets and liabilities and their respective tax basis. Because the Company has not yet generated taxable income, and therefore sufficient evidence does not exist that differences in financial and taxable income and net operating loss carryforwards will be utilized to reduce future income taxes, no income tax benefit has been recorded for the three-month period ended March 31, 1999.

COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO DECEMBER 31, 1998

     Net sales  decreased  11.7%  from  $341,000  in 1997 to  $301,000  in 1998, reflecting the full effect of the cessation in 1997 of certain test marketing and distribution methods as well as the changes in the ILX resorts' use of products as amenities and premiums. Cost of sales as a percentage of sales for 1998 of 65.1% is slightly lower than 1997 of 69.7% because of a shift in product sales mix that emphasized the sale of higher margin products.


     Selling, general and administrative expenses decreased from $438,000 in 1997 to $416,000 in 1998, consistent with the reduction of test marketing and distribution methods described above.

     Interest expense of $9,000 for 1997 and $6,000 for 1998 reflects interest on declining capital lease obligations.

     Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the amounts of the Company's existing assets and liabilities and their respective tax basis. Because the Company has not yet generated taxable income, and therefore sufficient evidence does not exist that differences in financial and taxable income and net operating loss carryforwards will be utilized to reduce future income taxes, no income tax benefit has been recorded for 1997 or 1998.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO DECEMBER 31, 1997

     Net sales decreased 37% from $542,000 in 1996 to $341,000 in 1997. The decrease reflects the Company's decision to discontinue several of the distribution methods it had been testing, including multi-level marketing, and distribution through professional hair salons and certain retail outlets, as well as a change in the use of Sedona Spa products by ILX. In 1997, ILX resorts began distributing a three-pack of Sedona Spa products to the majority of its tour guests as a complimentary gift to the customer during the sales presentation, rather than distributing a more extensive array of products to certain guests as an inducement to tour. Also in 1997, ILX resorts deleted hair spray from their standard resort room amenities, thereby offering three bottled products (Body Balm, Mountain Moisture Shampoo and Mountain Moisture Conditioner) rather than four, plus seaweed soap and glycerin soap. In addition, during 1997 ILX resorts ceased offering complimentary midweek replenishments of amenities to its vacation ownership exchange guests. ILX resorts continue to offer vacation owners and vacation ownership exchange guests the full amenities described above at check-in, a service not typically offered by vacation ownership resorts.

     As a result of the discontinuation of the trial distribution methods, sales decreased 58% from $157,000 in 1996 to $66,000 in 1997. Sales to non-affiliates decreased as a percentage of total sales from 29% in 1996 to 19% in 1997, and sales to affiliates, while lower in dollar amount in 1997 than 1996, increased as a percentage of total sales. Sales to affiliates are made at negotiated prices based on cost plus a nominal agreed upon profit margin, with such pricing being lower than prices offered to non-affiliates. Accordingly, cost of sales increased as a percentage of sales from 1996 to 1997.

     Selling, general and administrative expenses decreased from $515,000 in 1996 to $438,000 in 1997 as a result of a reduction in sales and marketing expenses associated with the discontinuation of the trial marketing and distribution programs earlier described.

     Interest expense decreased from $17,000 in 1996 to $9,000 in 1997 due to repayments of interest bearing indebtedness, including capital leases.

     There is no income tax benefit recorded in 1996 or 1997 because the Company has recorded a valuation allowance equal to its deferred tax asset at December 31, 1996 and 1997, respectively. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the amounts of the Company's existing assets and liabilities and their respective tax basis. To date, the Company has not yet generated taxable income, and therefore, there is insufficient evidence that differences in financial and taxable income and net operating loss carryforwards will be utilized to reduce future income taxes.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF CASH

         The Company generates cash primarily from the sale of its own proprietary "Sedona Spa" branded lines of face, hair and body care products and apparels containing ingredients or materials indigenous to, and embodying the appeal of, the Southwestern region of the United States and of Sedona, Arizona in particular. During the three-month periods ended March 31, 1998 and 1999, cash used in operations was $53,324 and $17,509, respectively. Historically the Company's cash flows from product sales have not been sufficient to fund its operations, and shortfalls have been funded by its majority parent, ILX. ILX advanced the Company $56,116 in the three months ended March 31, 1998 and the Company returned $28,120 in the three months ended March 31, 1999. ILX has funded the Company's cash shortfalls since inception and will continue to do so until the completion of the Spin-Off. As of March 31, 1999, the Company was indebted to ILX in an amount in excess of $2,305,000, which is expected to be forgiven in conjunction with the Spin-Off. Following the Spin-Off there can be no assurances that ILX will fund the Company's cash needs. Without such a commitment, or other sources of working capital financing which at present do not exist, the Company's current cash flows will be insufficient to meet its liquidity, operating and capital requirements. The Company currently has no credit facility with a bank or other financial institution. The Company will attempt to obtain a credit facility to address its cash flow needs; however, there can be no assurance that any such financing will be available if needed, or, if available will be on terms acceptable to the Company.

         The Company anticipates that its expenses will increase in the future as it attempts to expand its business by acquiring new products and increasing sales and marketing efforts and other operations. The Company expects to continue to incur losses until such time, if ever, as it is able to sell a sufficient volume of products at prices that provide adequate gross profit to cover operating costs. The Company's working capital requirements will depend upon numerous factors, including payment cycles for its shipped products, credit arrangements with suppliers, the scale-up of its sales and marketing resources, acquisition of new products and the terms upon which such products are acquired, competitive factors, and marketing activities. There can be no assurance when, if ever, the Company will be able to generate sufficient revenues from its operations to offset its expenses or to secure additional capital commitments. IF THE COMPANY IS UNABLE TO GENERATE MORE CASH FLOWS THAN IT DOES CURRENTLY, IT WILL BE INSOLVENT AND MAY HAVE TO DISCONTINUE ITS BUSINESS OPERATIONS.

         The Company has historically filed its income tax returns as a member of the ILX consolidated income tax return. There is no formal income tax sharing agreement to allocate income taxes among the members of the group and, historically, the Company has not recorded an income tax benefit for losses it has incurred that were utilized or may be utilized by ILX.

         At December 31, 1998, the Company had approximately $1,117,000 of federal and state net operating loss ("NOL") carryforwards which will begin to expire in 2011 for federal income tax purposes and 2001 for state income tax purposes. Section 382 of the Internal Revenue Code imposes limitations on the utilization of NOLs by a corporation following various types of ownership changes which result in more than a 50% change in ownership of a corporation within a three-year period. Such a change is expected to result from the Spin-Off of the Company's Common Stock. As a result, following the Spin-Off, the limitations of Section 382 are expected to apply and may limit or deny the future utilization of the NOL by the Company.

USES OF CASH

         Investing activities typically reflect a net use of cash for equipment purchases. Net cash used in investing activities in the three months ended March 31, 1998 and 1999 was $1,390 and $857, respectively.

CREDIT FACILITIES AND CAPITAL RESOURCES

         The Company has never accessed commercial financing and to date, all of its working capital needs have been financed by ILX. However, following the Spin-Off, ILX does not intend to fund the Company's future cash shortfalls. As a result, the Company will need to secure alternative financing sources if it continues to operate at a loss or, even if profitable, it pursues a growth strategy. There can be no assurance that such resources will be available to the Company when needed and on favorable terms. In addition, any commercial financing obtained is likely to impose certain financial and other restrictive covenants upon the Company and result in increased interest expense. Further, any issuance of additional equity or debt securities by the Company to raise additional capital or in connection with any future business combination could result in further dilution to the Company's' stockholders, including those who receive shares as a result of the Spin-Off. Although the Company anticipates the need for additional financing, it does not presently have any plans to engage in an equity or debt financing transaction.

SEASONALITY

     Presently the Company's revenues are only minimally seasonal, with slightly increased sales during the second and third quarters and December, reflecting seasonality in resort guests of its major customer, ILX. If the Company is able to expand its customer base and marketing and distribution methods, it may experience different seasonality dynamics that may cause operating results to fluctuate.

CONCENTRATION

     The substantial majority of the Company's revenues to date have been generated from its parent company, ILX. There are no long-term commitments to purchase by ILX and, in the event ILX ceased to be a customer of the Company, revenues would be significantly impacted. If ILX remains a customer, revenues are expected to increase as ILX adds more resorts (which utilize in-room amenities) and sales offices (which offer premiums to touring guests), although there can be no assurances in this regard.

YEAR 2000 ISSUES

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2-digit calendar year is commonly referred to as the "Year 2000 Compliance" issue. As the calendar year 2000 approaches, such systems may be unable to accurately process certain date-based information, resulting in program malfunctions and interruptions.

     The Company has identified all significant in-house applications that will require modifications or upgrades to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and upgrades and to test Year 2000 Compliance. The modification and upgrade of all significant applications is currently in process and the Company expects to have such modifications complete by September 30, 1999. In addition, the Company will seek to ensure that computer applications that it purchases in the future will not have any Year 2000 issues.

     Furthermore, the Company has communicated with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 Compliance issues. The Company expects to have completed these determinations by the end of the third fiscal quarter of 1999. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company's business or financial condition.

     The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. Since the Company commenced its assessment of its Year 2000 Compliance during early 1998, it has expended approximately $17,000, consisting primarily of software purchases and associated training and consultation services. In addition, certain employees of the Company and ILX have devoted a portion of their time to assessing and implementing the Company's Year 2000 Compliance modifications, the costs of which have not been separately allocated by the Company. The Company anticipates that its additional expenses to be incurred in the future related to Year 2000 Compliance will not exceed $20,000. These costs and the date on which the Company plans to complete the Year 2000 Compliance modifications, upgrades and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

     The Company has not developed a contingency plan in the event that any of its systems or the systems of any third party with which it has a material relationship are not Year 2000 compliant. However, it intends to develop such a plan by September 30, 1999. In the event that the Company is vulnerable to any such Year 2000 Compliance issue, the worst case scenario could include an inability to process orders or properly bill and collect its accounts receivable and it could be forced to suspend its operations and/or become unable to collect certain accounts owed to it.

INFLATION

     Inflation and changing prices have not had a material impact on the Company's revenues, loss from operations or net loss for the years ended December 31, 1996, 1997 or 1998 or the three months ended March 31, 1999.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table shows the number of shares and percentage of all shares of the Company's Common Stock outstanding as of April 15, 1999 and following the Spin-Off, held or to be held by (i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each director, (iii) each Named Officer of the Company during the year ended December 31, 1998, and (iv) all directors and executive officers as a group.

                                    BEFORE SPIN-OFF         AFTER SPIN-OFF
                                -----------------------  ----------------------
     NAME AND ADDRESS OF          AMOUNT        PERCENT    AMOUNT      PERCENT
     BENEFICIAL OWNER(1)        OF SHARES(2)   OF CLASS  OF SHARES(3)  OF CLASS
     -------------------        ------------   --------  ---------     --------

ILX Resorts Incorporated        3,360,000         80%          0            0
  2111 E.  Highland Avenue
  Suite 210
  Phoenix, Arizona  85016
Martori Enterprises Incorporated        0           0      758,284       18.1%
  2111 E.  Highland Avenue
  Suite 210
  Phoenix, Arizona  85016
Joseph P. Martori                       0           0      795,963(4)      19%
Edward J. Martori                       0           0      788,112(5)    18.8%
Todd Fisher                       840,000         20%      840,000         20%
Patrick J. McGroder                     0           0            0          0
James W. Myers                          0           0            0          0
Robert Shields                          0           0            0          0
Mia Martori                             0           0      795,963(6)      19%
All officers and directors as
  a group (6 persons)             840,000         20%      840,000         39%
----------
(1) Unless otherwise indicated, each of these holders has an address of c/o Sedona Worldwide Incorporated, 3840 N. 16th Street, Phoenix, Arizona 85016.
(2) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date set forth in the introductory paragraph above. However, for purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or group of persons has or have the right to acquire from the Company within 60 days from the date set forth in the introductory paragraph above is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) For purposes of this table, the number of shares of the Company's Common Stock to be distributed in the Spin-Off was calculated as 0.8415 share of the Company's Common Stock for each share of outstanding ILX Common Stock, based on 3,360,000 shares to be spun-off and 3,992,893 shares of ILX Common Stock outstanding as of December 31, 1998
(4)  Includes  approximately  758,284 shares to be owned by MEI, of which Joseph
     P. Martori is a director and owner of 40% of the voting capital stock: 120 shares to be owned by the Estate of Edward Martori, of which Joseph Martori is personal representative; 178 shares to be owned by a trust, of which Joseph Martori is trustee; 8,583 shares to be held in custody for the benefit of Arianne Martori, Mr. Martori's daughter; and 8,248 shares to be owned by a trust, for the benefit of Mr. Martori's other daughter
(5)  Includes  approximately  758,284 shares to be owned by MEI, of which Edward
     J. Martori owns 56% of the outstanding capital stock; and approximately 120 shares to be held by the Estate of Edward J. Martori, of which Edward J. Martori is beneficiary.
(6) All of these shares are held (directly or indirectly) by Mr. Joseph P. Martori, Ms. Martori's husband. See footnote (4) above for further discussion of the shares held by Mr. Martori.


THE SPIN-OFF

     ILX intends to distribute all of the Company's outstanding Common Stock owned by ILX (representing 80% of the total shares outstanding, to its shareholders on a pro rata basis. ILX shareholders will receive the Company's shares in the form of a dividend and will not be required to pay any consideration for their receipt. In connection with the distribution, the Company intends to apply for inclusion of its Common Stock on the NASD Bulletin Board or pink sheets.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of March 31, 1999 concerning the Company's executive officers and directors. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.

             NAME                  AGE             PRINCIPAL POSITION
             ----                  ---             ------------------
     Patrick J. McGroder III       54       Chairman of the Board of Directors
     James W. Myers                64       Director
     Todd Fisher                   41       Director
     Robert Shields                48       Director
     Stephen W. Morgan             52       Acting Chief Financial Officer
     Mia A. Martori                45       Director, President and Treasurer
     Joelle A. Ciardella           39       Vice President and Secretary

     PATRICK J. MCGRODER III has served as Chairman and as a director of the Company since April 1998. Mr. McGroder has been a trial lawyer engaged in the practice of law since 1970, and has served since 1990 as a Vice President, Treasurer and Secretary of the law firm of Goldstein & McGroder, Ltd. of Phoenix, Arizona (which he co-founded). Mr. McGroder received a B.A. degree from the University of Notre Dame and a J.D. degree from the University of Arizona School of Law. Mr. McGroder is also a director of ILX Resorts Incorporated, the Company's parent, the Common stock of which is currently traded on the American Stock Exchange (AMEX:ILX).

     JAMES W. MYERS has served as a director of the Company since April 1998. Mr. Myers has served as President and a director of Myers Management and Capital Group, Inc., a management consulting firm he founded, since December 1995. From 1986 to 1995, Mr. Myers was President, Chief Executive Officer and a director of Myers Craig Vallone Francois, Inc., an investment banking and management advisory firm he also founded. Prior thereto, Mr. Myers held executive positions with a variety of public and private companies from 1956 to 1986. Mr. Myers also serves as a director of Autom, BG Associates, Distribution Architects International, Poore Brothers, Inc., Chambers Belt, Inc., China Mist Tea, Landiscor, Inc., OmniMount, Solar Cells, Inc. and Nanomics, Inc. Mr. Myers received a B.S. degree from Northwestern University and an M.B.A. degree from the University of Chicago. Mr. Myers is also a director of ILX Resorts Incorporated, the Company's parent, the Common Stock of which is currently traded on the American Stock Exchange (AMEX:ILX).

     TODD FISHER has served as a director of the Company since April 1998. He has also served as Chief Executive Officer and President of Debbie Reynolds Hotel & Casino, Inc. ("DRHC"), a publicly-traded corporation that owns and operates the Debbie Reynolds Hotel & Casino in Las Vegas, Nevada; and as President of two of DRHC's subsidiaries, Debbie Reynolds Resort Inc., a Nevada corporation that owned, developed and marketed the timeshare intervals at the Debbie Reynolds Hotel & Casino prior to its recent sale to the Worldwide Wrestling Federation, and Debbie Reynolds Management, Inc., a Nevada corporation responsible for management of DRHC's timeshare operations, each since 1994. Mr. Fisher is also a consultant to Raymax Productions, Inc. Mr. Fisher received his B.S. degree in Engineering from Brigham Young University.

     ROBERT SHIELDS has served as a director of the Company since April 1998. Mr. Shields has also been employed as a partner of Holy Mackerel, a wholesaler of wooden art carvings designed by Mr. Shields and produced in Bali, since 1996, as Director of Clowns for Ringling Bros. & Barnum and Bailey Circus since May 1998 and since 1994, Mr. Shields has owned and operated Robert Shields Design a wholesaler of his art and jewelry based in Sedona, Arizona, which sells primarily to other retailers, as well as museums, galleries and resorts across the country. In addition, Mr. Shields has acted since the 1970s when at the age of 18 he was discovered by Marcel Marceau. By age 23, his talents led him to his own hit television show as one-half of the renowned mime duo, Shields & Yarnell.

     STEPHEN W. MORGAN has served as acting Chief Financial Officer since July 1998. Mr. Morgan performs those services as part of his responsibilities as Chief Financial Officer of ILX Resorts Incorporated. Mr. Morgan is not an employee of the Company and does not receive any additional compensation for his services to the Company. Mr. Morgan has served as Senior Vice President and Chief Financial Officer of ILX since July 1998. Prior thereto, Mr. Morgan served as General Manager of A-1 Precision Metal Products from September 1997 to June 1998 and as Vice President and Chief Financial Officer of Aquapore Moisture Systems from July 1989 to September 1997. Mr. Morgan received B.A. and M.B.A. degrees from Brigham Young University.

     MIA A. MARTORI has served as a director and President of the Company since April 1998. Prior thereto, Ms. Martori served as Vice President of Operations from July 1995 and as Secretary and Treasurer from January 1994 until February 1997. Ms. Martori has also served as corporate secretary of Martori Enterprises Incorporated, a private investment company which owned approximately 22% of the outstanding ILX Common Stock as of December 31, 1998. Ms. Martori has a biological sciences background and significant experience in operations and office management. Ms. Martori earned an M.A. in Biological Sciences from Northern Arizona University in 1977 and a B.S. in Wildlife Biology from Colorado State University in 1975. Ms. Martori is the wife of Joseph P. Martori, a director, and is therefore deemed to have beneficial ownership (directly and indirectly) of 23.6% of the Common Stock of ILX Resorts Incorporated. Following the Spin-Off, Mr. Martori will hold (directly and indirectly) 19% of the Company's outstanding Common Stock, all of which will be deemed to be beneficially owned by Mia Martori. See "Security Ownership of Certain Beneficial Owners and Management" above.

     JOELLE A. CIARDELLA has served as Vice President since April 1998 and as Customer Service Manager of the Company since 1996. Prior to joining the Company in 1996, Ms. Ciardella was employed with two Fortune 500 companies. She was employed as a Customer Service Team Leader for Federal Mogul Corp., a
distributor of automotive parts and equipment, from October 1994 until August 1996; and was a Customer Service Representative for Siemens Medical Systems, a distributor of medical equipment and supplies from October 1989 until May 1994. Her responsibilities included management, accounting, inventory control, collections, purchasing and product distribution.

ELECTION AND TERM

     Directors are elected to a one-year term at each annual meeting of the Company's shareholders.

ITEM 10. EXECUTIVE COMPENSATION

     The following table sets forth the total compensation for the person serving in the capacity as the Company's Chief Executive Officer for each of the fiscal years ended December 31, 1996, 1997 and 1998 (each, a "Named Officer"). None of the Company's other employees' compensation exceeded $100,000 or would have exceeded $100,000 on an annualized basis, for any of such years.

                              SUMMARY COMPENSATION

                                                                                        LONG-TERM
                                         ANNUAL COMPENSATION (3)                    COMPENSATION AWARDS
                          ------------------------------------------------  -----------------------------------
                                                                                                 PAYOUTS
                                                                RESTRICTED   SECURITIES   ---------------------
                                                  OTHER ANNUAL     STOCK     UNDERLYING    LTIP      ALL OTHER
NAME AND TITLE            YEAR   SALARY    BONUS  COMPENSATION     AWARD    OPTIONS/SARS  PAYOUTS  COMPENSATION
--------------            ----   ------    -----  ------------    -------   ------------  -------  ------------
Joseph P. Martori         1998   $5,000(l)  $0          0            0            0          0           0
                          1997   15,000(1)   0          0            0            0          0           0
                          1996   15,000(1)   0          0            0            0          0           0
Patrick J. McGroder III   1998        0(2)   0          0            0            0          0           0

----------
(1) Represents a portion of total salary paid to Mr. Martori by the Company's parent corporation, ILX, in consideration of his services as the Company's Chief Executive Officer. Mr. Martori ceased to serve as the Company's Chief Executive Officer in April 1998.

(2) Patrick J. McGroder III has served as Chairman, director and chief executive officer of the Company since April 1998. Mr. McGroder receives no salary or other compensation for his services.

(3) Excludes ILX Profit Sharing Plan contributions on behalf of Mr Martori. ILX has a Profit Sharing Plan under which no ILX employee was allocated more than $4,100 in 1996, 1997 or 1998 for services performed for both ILX and its subsidiaries, including the Company.


DIRECTOR COMPENSATION

     Directors of the Company do not receive any compensation for their services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a summary of transactions to which the Company or its subsidiaries is a party in which the amount involved since January 1, 1998 exceeded $60,000 and in which officers, directors, nominees and/or greater than 5% beneficial owners of the Company's Common Stock (or any immediate family members of the foregoing) had, or will have, a direct or indirect material interest.

     The Company leases an 8,400 square-foot building which houses its principal offices and warehouse facilities from an affiliate of ILX (Edward J. Martori) for $4,000 per month. The Company uses a portion of the facilities (approximately 4,000 square feet) and subleases the remainder to ILX. The Company paid $48,000 to Edward J. Martori in triple net rent for 1998. The Company charged ILX $52,000 for its sublease which includes not only rent but utilities, cleaning, landscaping, property taxes, insurance and other services provided by the Company as a part of the sublease.

     On January 1, 1997, Todd Fisher entered into an agreement with the Company pursuant to which Mr. Fisher has agreed to provide certain production services in connection with Debbie Reynolds' services as a spokesperson for the Company's products pursuant to an agreement entered into by the Company and Ms. Reynolds also as of January 1, 1997. As consideration for Mr. Fisher's services, Mr. Fisher received 420,000 shares of Common Stock, which represents 10% of the Company's outstanding Common Stock. The shares issued to Mr. Fisher had a value of approximately $16,500 at the time they were transferred. Such valuation was based upon an independent appraisal. Mr. Fisher will provide such services as requested in the future. No services were requested in 1998.

     Mr. Fisher is the son of Debbie Reynolds, with whom the Company has an agreement pursuant to which Ms. Reynolds has agreed to provide certain promotional activities on behalf of the Company. See "Business - General" above. The Company entered into its agreement with Ms. Reynolds prior to Mr. Fisher's election to the Company's Board of Directors. The terms of Ms. Reynolds' agreement were negotiated at arms length and the Company's management believes that they are reasonable. In 1998, Ms. Reynolds transferred to Mr. Fisher all of the 420,000 shares of the Company's Common Stock issued to her pursuant to the agreement described in this paragraph.

     The Company has entered into an informal arrangement with Robert Shields Design to market a line of Southwest jewelry, artwork and clothing based on the Robert Shields Design's existing product lines. Robert Shields Design is owned by Robert Shields, a director of the Company. This agreement is informal in nature and, as a result, the Company is not obligated to make any minimum quantity of purchases nor is Robert Shields Design obligated to deliver products when desired by the Company. To date, no purchases have been made pursuant to this arrangement.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of the capital stock of the Company and certain provisions of the Company's Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement.


     The Company has authorized capital of fifty (50) million shares of Common Stock with no par value and five (5) million shares of preferred stock with a par value of $10 per share ("Preferred Stock"). As of September 1, 1998, there were 4,200,000 shares of Common Stock outstanding, of which 3,360,000 shares are owned by ILX. All of the shares held by ILX will be distributed on a pro rata basis to ILX shareholders as a result of the Spin-Off. See "The Spin-Off" above. The remaining 840,000 shares are held by Mr. Todd Fisher. See "Certain Relationships and Related Transactions" above. There are currently no shares of Preferred Stock outstanding.


COMMON STOCK

     Each share of the Company's Common Stock entitles the holder thereof to one vote on all matters submitted to a vote by the Company's shareholders, except with respect to voting for election of directors. Holders of the Company's Common Stock are entitled to cumulative voting rights with respect to the election of directors. Cumulative voting permits each holder of Common Stock to cast an aggregate number of votes equal to the number of directorships to be filled multiplied by the number of shares of Common Stock as to which they are entitled to cast votes. The holders may cast all of such votes in favor of any individual nominee or may allocate them among multiple nominees as they choose.


     None of the shares of Common Stock to be distributed to ILX shareholders in the Spin-Off will constitute "restricted securities" under the Securities Act. As a result, such shares will be freely transferable upon their distribution. The Company intends to apply for inclusion of its Common Stock on the Bulletin Board system.


PREFERRED STOCK

     Shares of Preferred Stock may be issued without shareholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. No shares of Preferred Stock are currently outstanding and the Company has no present intention to issue any shares of Preferred Stock. Any Preferred Stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights on liquidation. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of holders of Common Stock and discourage, delay or prevent a change in control of the Company.

CERTAIN SHAREHOLDER AGREEMENTS

     No holder of Company Common Stock has any preemptive right to subscribe for or purchase additional shares of Company's stock, however, the Company has agreed not to issue additional shares of its Common Stock or otherwise effect any change in its capital structure which would result in Mr. Fisher holding less than 10% of the Common Stock outstanding at any time prior to the Company's completion of a firmly underwritten initial public offering of its Common Stock, if ever. Holders of Company Common Stock are entitled to share ratably in all dividends that are declared by the Board of Directors, and in all assets available for distribution upon liquidation.

TRANSFER AGENT


     Harris Bank, Chicago, Illinois will be appointed to serve as Transfer Agent for the shares of the Company's Common Stock to be distributed to ILX shareholders in the Spin-Off.


ARIZONA ANTI-TAKEOVER LEGISLATION AND ANTI-TAKEOVER DEVICES

     Arizona Revised Statutes ("ARS") Sections 10-2701 ET SEQ. were adopted by the Arizona legislature in an attempt to prevent corporate "greenmail" and restrict the ability of a potential suitor to acquire domestic corporations. These statutes generally apply to business combinations or control share acquisitions of "issuing public corporations," which defined term includes the Company. These statutes could impede an acquisition of the Company and its affiliates. ARS Section 10-2704 limits the ability of a corporation to repurchase stock from a beneficial owner of more than 5% of the voting power of an issuing public corporation unless certain conditions are satisfied. ARS
Section 10-2705 limits the ability of the issuing public corporation to enter into or amend any agreements containing provisions that increase the current or future compensation of any officer or director of the issuing public corporation during any tender offer or request or invitation for tenders of any class or series of shares of the issuing public corporation (other than an offer, request or invitation by the issuing public corporation). ARS Sections 10-2721, ET SEQ. regulates "control share acquisitions," defined as a direct or indirect acquisition of beneficial ownership of shares of an issuing public corporation that would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person immediately after the acquisition to exercise either (a) at least 20% but less than 33-1/3% or (b) at least 33-1/3% but less than or equal to 50% or (c) more than 50% of the voting power in the election of directors. Among other things, control share acquisitions exclude statutory mergers and acquisitions, and acquisitions pursuant to security agreements. Within ten days after engaging in a control share acquisition, the acquiring person must deliver to the issuing public corporation an information statement setting forth the identity of the acquiring person and all of its affiliates, the number and class of securities of the issuing public corporation beneficially owned before, and to be acquired, the control share acquisition, and the terms of the control share acquisition. The shares acquired in a control share acquisition have all the same voting rights as other shares in elections for directors, but do not have the right to vote on other matters unless approved by a resolution of shareholders of the issuing public corporation other than the acquiring person and any officer or director. If the shareholders vote not to accord voting rights to the shares acquired by the acquiring person, the issuing public corporation may redeem the control shares at their then current market price. Finally, in certain circumstances, ARS Section 10-2741 prohibits an issuing public corporation or a subsidiary thereof from engaging in a business combination with any interested shareholder (i.e., a beneficial owner of at least 10% of the outstanding shares of the company or an affiliate thereof) of the issuing public corporation or any affiliate or associate of the interested shareholder for three years after the interested shareholder's share acquisition date.

     The constitutionality of these provisions of Arizona law has not been tested under Arizona or federal law. No assurance can be given that such statutes would withstand any such constitutional challenge. The existence of these statutes may make the Company a less attractive merger or acquisition candidate.

     Except as described above with respect to the statutory provisions of the Arizona anti-takeover laws, the Company has not adopted any anti-takeover devices with respect to its capital stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     In general, each director and officer of the Company is eligible to be indemnified by the Company against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which such director or officer was a party by reason of the fact that such officer or director was acting on behalf of the Company to the fullest extent permissible under the ARS.

     The Company's Bylaws also require the Company to indemnify its officers, directors, employees and agents against all expenses incurred by them in connection with any legal action, including shareholder derivative suits, based on any action or omission alleged to have been committed while acting within the scope of such relationship to the Company to the fullest extent permissible under the ARS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


DIVIDENDS

     The Company has never paid a dividend on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any earnings to finance operations and expansion of the Company's business. The payment of future dividends is within the discretion of the Board of Directors and will depend upon the Company's future earnings, if any, its capital requirements, financial condition and other relevant factors.

                                     PART II

            ITEM 1-MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There currently is no public trading market for the Company's Common Stock. However, the Company intends to apply for inclusion of the Common Stock on the Bulletin Board system in connection with the Spin-Off.

     Two shareholders, ILX and Todd Fisher, a director of the Company, currently hold all of the Company's outstanding Common Stock. As of February 1, 1999, there were no outstanding options, warrants to purchase or securities convertible into shares of the Company's Common Stock. All of the currently outstanding shares of Common Stock became eligible for resale pursuant to Rule 144 of the Securities Act as of April 5, 1999.

     The  Company  has  never  paid  cash   dividends   on  its  Common   Stock.
Additionally, the Company intends to retain available future earnings, if any, for its working capital purposes.

                            ITEM 2-LEGAL PROCEEDINGS

     The Company is not currently the subject of any pending or, to its knowledge, threatened legal claims.

               ITEM 3-CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On November 20, 1998, Deloitte & Touche LLP ("D&T") resigned as the principal independent accountants for ILX and the Company. D&T delivered its resignation at a meeting held with the Audit Committee of ILX's Board of Directors. Prior to such meeting, the ILX Audit Committee had determined to terminate D&T as a result of issues relating to that Committee's evaluation of the quality of service provided by D&T.

     D&T advised the ILX Audit Committee that it was resigning due to a disagreement over the proper treatment of the extinguishment by ILX of certain debt. In September 1998, ILX prepaid a promissory note to an affiliated party in exchange for the forgiveness of $200,000 of the principal amount of such note. This transaction was reflected as approximately $200,000 of income in ILX's income statement for the fiscal quarter ended September 30, 1998. The nature of this transaction was also disclosed in Note 3 to ILX's financial statements for such period. This transaction is not reflected in the stand-alone financial statements of the Company. D&T indicated that its view was that, because this transaction was with a related party, it should have been treated as a capital transaction under APB 26. ILX has stated that it believed that its treatment of this extinguishment of debt is consistent with Paragraph 20 of APB 26.

     Neither of D&T's reports on the Company's financial statements for the last two years contained an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during such periods and the period from December 31, 1997 until the date of D&T's resignation, except for the disagreement discussed in the preceding paragraph, there were no disagreements or "reportable events", as contemplated by Item 304(a)(1) (iv) and (v), respectively, under Regulation S-K.

     On December 11, 1998, ILX filed an Amendment No. 1 to its Current Report on Form 8-K, dated November 20, 1998 for the purpose of filing a letter from D&T in which D&T indicated that it disagreed with certain portions of the foregoing description of the events related to its resignation. Copies of that Form 8-K and the Amendment thereto are publicly available.

     On February 25, 1999, the Company filed a Current Report on Form 8-K for the purpose of announcing that it had engaged Hansen, Barnett & Maxwell, a professional corporation ("HB&M"), as its principal accountants to audit the Company's financial statements for the year ended December 31, 1998. The Company will authorize D&T to respond fully to the inquiries of HB&M concerning the subject matter of the disagreement discussed above.

                 ITEM 4-RECENT SALES OF UNREGISTERED SECURITIES.

         On January 1, 1997, the Company issued 420,000 shares of its Common Stock to each of Mr. Todd Fisher and Ms. Debbie Reynolds. All of these shares were issued as partial consideration to Mr. Fisher and Ms. Reynolds pursuant to service agreements entered into by them with the Company as of that date. See "Certain Relationships and Related Transactions" above. These shares were issued in a transaction exempt from registration under the Securities Act in reliance upon Rule 506 promulgated under the Act. In relying upon such exemption, the Company made a determination, based upon an investigation and review of each investor's financial condition, that each of the purchasers was an "accredited investor", as defined in Rule 501. Additionally, all of the shares were offered to the purchasers without any form of general solicitation or advertising. Restrictive legends have been placed on the certificates representing the shares issued to Mr. Fisher and Ms. Reynolds in order to assure that the shares covered by such certificates will not be sold other than pursuant to a registration statement filed under the Securities Act or an applicable exemption therefrom.

                ITEM 5- INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In general, each director and officer of the Company is eligible to be indemnified by the Company against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which such director or officer was a party by reason of the fact that such officer or director was acting on behalf of the Company to the fullest extent permissible under the ARS.

     The Company's Bylaws also require the Company to indemnify its officers, directors, employees and agents against all expenses incurred by them in connection with any legal action, including shareholder derative suits, based on any action or omission alleged to have been committed while acting within the scope of such relationship to the Company to the fullest extend permissible under the ARS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report                                                F-2

Financial Statements:
   Balance Sheets at December 31, 1997 and 1998 and March 31, 1999
     (unaudited)                                                            F-3

   Statements of Operations for the years ended December 31, 1996,
      1997, and 1998 and for the three months ended March 31, 1998
      and 1999 (unaudited)                                                  F-4

   Statements of Stockholders' Net Capital Deficiency for the years
      ended December 31, 1996, 1997, and 1998                               F-5

   Statements of Cash Flows for the years ended December 31, 1996,
     1997, and 1998 and for the three months ended March 31, 1998
      and 1999 (unaudited)                                                  F-6

   Notes to Financial Statements                                            F-7

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

                                                        (801) 532-2200
   MEMBER OF AICPA DIVISION OF FIRMS                   Fax (801) 532-7944
           MEMBER OF SECPS                        345 East Broadway, Suite 200
MEMBER OF SUMMIT INTERNATIONAL ASSOCIATES        Salt Lake City, Utah 84111-2693


                          INDEPENDENT AUDITORS' REPORT


To the Stockholders
of Sedona Worldwide Incorporated


We have audited the accompanying balance sheets of Sedona Worldwide Incorporated as of December 31, 1998 and 1997, and the related statements of operations, stockholders' net capital deficiency and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sedona Worldwide Incorporated as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has incurred net losses since inception and has liabilities that exceed its assets. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ HANSEN, BARNETT & MAXWELL


Salt Lake City, Utah
May 13, 1999

                          SEDONA WORLDWIDE INCORPORATED
            (A Majority-owned Subsidiary of ILX Resorts Incorporated)
                                  BALANCE SHEETS

                                      ASSETS

                                                                            December 31,
                                                         March 31,   --------------------------
                                                           1999          1997           1998
                                                       -----------   -----------    -----------
                                                       (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                            $    14,908   $    17,296    $    68,406
  Accounts receivable                                          422         1,866            786
  Inventories                                              100,880        75,933        134,180
  Prepaid expenses and other current assets                 85,873        37,581         77,022
                                                       -----------   -----------    -----------
  Total current assets                                     202,083       132,676        280,394
                                                       -----------   -----------    -----------
Property and equipment, net (Notes 3 and 5)                 33,873        53,316         42,889
                                                       -----------   -----------    -----------
    TOTAL ASSETS                                       $   235,956   $   185,992    $   323,283
                                                       ===========   ===========    ===========


LIABILITIES AND STOCKHOLDERS' NET CAPITAL DEFICIENCY

CURRENT LIABILITIES:
  Accounts payable                                     $    25,510   $    12,454    $    32,163
  Due to parent                                          2,305,515     1,866,583      2,333,635
  Accrued expenses                                          22,836        29,921         26,284
  Current portion of capital lease obligations
    (Note 5)                                                19,158        30,964         26,171
                                                       -----------   -----------    -----------
    Total current liabilities                            2,373,019     1,939,922      2,418,253
                                                       -----------   -----------    -----------

CAPITAL LEASE OBLIGATIONS - Less current
  portion (Note 5)                                             --         23,956             --
                                                       ----------    -----------    -----------
  Total liabilities                                     2,373,019      1,963,878      2,418,253
                                                       ----------    -----------    -----------

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' NET CAPITAL DEFICIENCY:
  Preferred stock, $10 par value - authorized,
    5,000,000 shares, none issued
  Common stock, no par value - 50,000,000 shares
    authorized, 4,200,000 shares issued and
    outstanding                                          1,000,000     1,000,000      1,000,000
  Deficit                                               (3,137,063)   (2,777,886)    (3,094,970)
                                                       -----------   -----------    -----------
  Total stockholders' net capital deficiency            (2,137,063)   (1,777,886)    (2,094,970)
                                                       -----------   -----------    -----------
    TOTAL                                              $   235,956   $   185,992    $   323,283
                                                       ===========   ===========    ===========

See notes to financial statements.

                          SEDONA WORLDWIDE INCORPORATED
            (A Majority owned Subsidiary of ILX Resorts Incorporated)
                            STATEMENTS OF OPERATIONS

                                          Three months
                                         ended March 31,                Year Ended December 31,
                                    ------------------------  ----------------------------------------
                                       1998         1999          1996         1997          1998
                                    ----------   ----------   -----------   -----------   -----------
                                          (unaudited)
NET SALES (Note 7):
  Customers                         $    6,830   $   34,750   $   157,123   $    66,472   $    42,964
  Affiliates                            39,831       69,182       384,874       274,501       258,052
                                    ----------   ----------   -----------   -----------   -----------
      Total net sales                   46,661      103,932       541,997       340,973       301,016

COST OF SALES                           34,374       65,349       341,233       237,503       195,895
                                    ----------   ----------   -----------   -----------   -----------
      Gross profit                      12,287       38,583       200,764       103,470       105,121

SELLING, GENERAL AND                    78,986       80,129       514,772       438,222       415,843
  ADMINISTRATIVE EXPENSES (Note 7)  ----------   ----------   -----------   -----------   -----------

LOSS FROM OPERATIONS                   (66,699)     (41,546)     (314,008)     (334,752)     (310,722)
INTEREST EXPENSE                         1,364          547        17,256         8,877         6,362
                                    ----------   ----------   -----------   -----------   -----------

NET LOSS                               (68,063)     (42,093)  ($  331,264)  ($  343,629)  ($  317,084)
                                    ==========   ==========   ===========   ===========   ===========

WEIGHTED AVERAGE SHARES OF
  COMMON STOCK OUTSTANDING           4,200,000    4,200,000     4,200,000     4,200,000     4,200,000
                                    ==========   ==========   ===========   ===========   ===========

BASIC AND DILUTED NET LOSS
  PER SHARE                         $    (0.02)  $    (0.01)  ($     0.08)  ($     0.08)  ($     0.08)
                                    ==========   ==========   ===========   ===========   ===========

See notes to financial statements.

                          SEDONA WORLDWIDE INCORPORATED
            (A Majority-owned Subsidiary of ILX Resorts Incorporated)
               STATEMENTS OF STOCKHOLDERS' NET CAPITAL DEFICIENCY

                                   COMMON STOCK
                               ---------------------
                                SHARES      AMOUNT       DEFICIT        TOTAL
                                ------      ------       -------        -----


BALANCE, JANUARY 1, 1996       4,200,000  $1,000,000  $(2,102,993)  $(1,102,993)

   Net loss                            0           0     (331,264)     (331,264)
                               ---------  ----------  -----------   -----------

BALANCE, DECEMBER 31, 1996     4,200,000   1,000,000   (2,434,257)   (1,434,257)

   Net loss                            0           0     (343,629)     (343,629)
                               ---------  ----------  -----------   -----------

BALANCE, DECEMBER 31, 1997     4,200,000   1,000,000   (2,777,886)   (1,777,886)

   Net loss                            0           0     (317,084)     (317,084)
                               ---------  ----------  -----------   -----------

BALANCE, DECEMBER 31, 1998     4,200,000   1,000,000   (3,094,970)   (2,094,970)

   Net loss (unaudited)                0           0      (42,093)      (42,093)
                               ---------  ----------  -----------   -----------

BALANCE, MARCH 31, 1999
  (unaudited)                  4,200,000  $1,000,000  $(3,137,063)  $(2,137,063)
                               =========  ==========  ===========   ===========

See notes to financial statements.

                            SEDONA WORLDWIDE INCORPORATED
            (A Majorityowned Subsidiary of ILX Resorts Incorporated)
                            STATEMENTS OF CASH FLOWS

                                                          Three months
                                                         ended March 31,              Year Ended December 31,
                                                     -----------------------   ------------------------------------
                                                        1998         1999         1996         1997          1998
                                                     ----------   ----------   ----------   ----------   ----------
                                                             (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                            $(68,063)    $(42,093)   $(331,264)   $(343,629)   $(317,084)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                        7,445        9,872       59,064       62,404       40,929
    Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable            72          364       (2,677)       3,725        1,080
      (Increase) decrease in inventory                 (51,845)      33,300      (21,013)      82,948      (58,247)
      Increase in prepaid expenses and other assets      2,731       (8,851)     (18,573)     (14,107)     (39,441)
      Decrease (increase) in accounts payable           59,596       (6,653)     (33,249)      (4,745)      19,709
      Decrease in accrued expenses                      (3,260)      (3,448)     (35,370)     (14,179)      (3,637)
                                                      --------     --------    ---------    ---------    ---------
        Net cash used in operating activities          (53,324)     (17,509)    (383,082)    (227,583)    (356,691)
                                                      --------     --------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net              (1,390)        (856)        (890)     (21,138)     (30,502)
                                                      --------     --------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt and capital
    lease obligations                                   (9,290)      (7,013)     (58,816)     (45,759)     (28,749)
  Advances from parent                                  56,116      (28,120)     446,964      289,450      467,052
                                                      --------     --------    ---------    ---------    ---------
        Net cash provided by financing activities       46,826      (35,133)     388,148      243,691      438,303
                                                      --------     --------    ---------    ---------    ---------
INCREASE (DECREASE) IN CASH                             (7,888)     (53,498)       4,176       (5,030)      51,110
CASH, BEGINNING OF PERIOD                               17,296       68,406       18,150       22,326       17,296
                                                      --------     --------    ---------    ---------    ---------
CASH, END OF PERIOD                                   $  9,408     $ 14,908    $  22,326    $  17,296    $  68,406
                                                      ========     ========    =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION  Cash paid during the period
    for interest                                      $  1,364     $    547    $  29,644    $   8,877    $   6,362
                                                      ========     ========    =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF NONCASH
  FINANCING ACTIVITIES  Notes payable assumed by
  buyer of property and equipment with net book value
  of $180,000 (Note 7)                                      --           --    $(180,000)          --           --
                                                      ========     ========    =========    =========    =========

See notes to financial statements.

                          SEDONA WORLDWIDE INCORPORATED
            (A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS. Sedona Worldwide Incorporated, formerly Red Rock Collection Incorporated (the "Company"), commenced operations in April 1992, and is incorporated in the State of Arizona. The Company is an 80 percent-owned subsidiary of ILX Resorts Incorporated ("ILX").

     The Company markets and distributes skin and hair care products through ILX resorts located in Arizona, Colorado and Indiana and on a limited basis through sales primarily in the southwestern United States.

     BASIS OF PRESENTATION. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1997 and 1998, the Company incurred net losses of $343,629 and $317,084, respectively, and, as of those dates, the Company's current liabilities exceeded its current assets by $1,807,246 and $2,137,859 respectively, and its total liabilities exceeded its total assets by $1,777,886 and $2,094,970, respectively.

     The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing as may be required, and ultimately to attain profitable operations. ILX has funded the Company's cash shortfalls since inception. The Company filed a Form 10-SB Registration on November 4, 1998, which became effective by lapse of time on January 3, 1999. ILX intends to make a distribution of all of the shares of the Company's common stock which ILX holds to the ILX shareholders on a pro rata basis ("the Spin-Off"). The Company is attempting to obtain a credit facility to address its cash flow needs.

SIGNIFICANT ACCOUNTING POLICIES.

STOCK SPLIT

     On August 24, 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to effect a six-for-one stock split of the Company's issued and outstanding shares of common stock. The stock split has been retroactively reflected in the accompanying financial statements.

INVENTORIES

     Inventories are recorded at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Property and equipment under capitalized leases are stated at the lesser of fair value or the present value of future minimum lease payments at the date placed in service, and amortized on the straight-line method over the term of the lease.

INCOME TAXES

     Income taxes are accounted for using Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The Company provides for taxes as if the Company had operated on a stand-alone basis.

REVENUE RECOGNITION

     The Company recognizes sales of products when the products are shipped. Revenue from consigned goods is recognized when sold and is not considered significant to the operations of the Company.

                          SEDONA WORLDWIDE INCORPORATED
            (A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)

                          NOTES TO FINANCIAL STATEMENTS

ACCOUNTING MATTERS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which is effective for fiscal years beginning after December 31, 1996. During 1997, SFAS No. 125 was adopted and had no impact on the Company's financial position, results of operations or of cash flows.

     The Company has adopted SFAS No. 128, "Earnings Per Share." Loss per share data in 1996 has been restated to reflect the adoption of SFAS No. 128. Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year.

     In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure," which is effective for financial statements for periods ending after December 15, 1997 and establishes standards for disclosing information about an entity's capital structure. During 1997, SFAS No. 129 was adopted and had no significant effect on the Company's disclosures about its capital structure.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for financial statements for periods beginning after December 15, 1997 and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. During 1998, SFAS No. 130 was adopted and had no material impact on the Company's financial statement presentation or related disclosures.

         In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997 and establishes standards for the way that public business enterprises report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has a single segment in the personal care products industry. Revenue from the Company's only major customer is reported on the income statement under Affiliates.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. BUSINESS CONDITION

     As shown in the accompanying financial statements, the Company incurred a net loss of $317,084 during the year ended December 31, 1998, and as of that date, the Company's current liabilities exceeded its current assets by $2,137,859 and its total liabilities exceeded its total assets by $2,094,970. Those factors create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     In conjunction with the Spin-Off, the Company believes ILX will forgive the intercompany indebtedness from the Company to ILX of $2,333,635 at December 31, 1998. The Company has incurred net losses since its inception. In order to achieve profitability it will be necessary for the Company to substantially increase its revenue. While there are presently some opportunities in progress that may generate sufficient additional sales to generate profits, there can be no assurance that such revenues will be generated from current sources. Post Spin-Off, the Company may pursue debt or equity financing that will enable it to invest in marketing and distribution geared toward generating greater revenues. However, there can be no assurance that such financing will be available or that the marketing and distribution efforts will be successful in generating sufficient sales to achieve profitability.

                          SEDONA WORLDWIDE INCORPORATED
            (A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3. PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of the following:

                                                     1997           1998
                                                  ---------      ---------

     Leasehold improvements (Note 5)              $   2,600      $   2,600
     Furniture and fixtures (Note 5)                178,128        183,610
     Computer equipment                              77,087        102,107
                                                  ---------      ---------
          Total                                     257,815        288,317
     Less accumulated depreciation                 (204,499)      (245,428)
                                                  ---------      ---------
     Property and equipment, net                  $  53,316      $  42,889
                                                  =========      =========

NOTE 4. INCOME TAXES

     Deferred income taxes are provided for temporary differences between financial statement and income tax reporting for certain transactions, primarily net operating loss carryover and amortization of start-up costs capitalized. Net deferred income taxes at December 31, 1998 consist of the following:

                                                     1997           1998
                                                  ---------      ---------

     Deferred income tax assets                   $ 467,012      $ 462,785
     Valuation allowance                           (467,012)      (462,785)
                                                  ---------      ---------
     Net deferred income tax asset                $      --      $      --
                                                  =========      =========

     The Company files its income tax returns as a member of the ILX consolidated income tax return. However, there is no formal income tax sharing agreement to allocate income taxes among the members of the consolidated group. Historically, the Company has not recorded an income tax benefit for losses it has incurred that were utilized or may be utilized by ILX.

     The Company has recorded a valuation allowance equal to its deferred tax asset at December 31, 1997 and 1998 because, on a stand-alone basis, the Company has never generated taxable income and there is insufficient evidence that temporary differences between financial and taxable income, as well as net operating loss carryovers, can be utilized to reduce future income taxes. This treatment results in no income tax benefit being recorded in 1997 and 1998.

     The Company has approximately $1,117,000 of federal and state net operating loss carryovers which will begin to expire in 2011 for federal and 2001 for state.

NOTE 5. LEASE COMMITMENTS

     OPERATING LEASES. The Company leases its facilities under an operating lease. The facilities are currently being leased under a renewable one-year option at an annual rate of $48,000. The Company also has an option to renew its lease annually through December 2000. Total rent expense for the years ended December 31, 1997 and 1998 was $48,000.

     CAPITAL LEASES. The Company leases furniture and fixtures and computer equipment under capital leases. Capital lease assets and accumulated amortization included in property and equipment in the accompanying financial statements as of December 31 are as follows:

                                                         1997         1998
                                                       -------      -------

     Furniture and fixtures and computer
       equipment                                       $97,400      $97,400
     Less accumulated amortization                      67,700       71,200
                                                       -------      -------
     Net                                               $29,700      $26,200
                                                       =======      =======

     Capital lease obligations at December 31 consist of the following

                                                         1997         1998
                                                       -------      -------

     Obligations under capital leases                  $60,736      $27,702
     Less amount representing interest                   5,816        1,531
                                                       -------      -------
                                                        54,920       26,171
     Less current portion                               30,964       26,171
                                                       -------      -------
     Long-term portion of capital lease
       obligations                                     $23,956      $    --
                                                       =======      =======

NOTE 6. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because the fair value is estimated as of December 31, 1998, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

     For the Company's cash, the carrying amount is the fair value. The carrying amount is assumed to be the fair value for accounts receivable, accounts payable and other accrued expenses because of the short maturity of the portfolios. The fair value of the Company's capital lease obligations approximates the terms in the marketplace under which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

NOTE 7. RELATED PARTIES

     Sales to affiliates for the years ended December 31, 1997 and 1998 were $274,501 and $258,052 representing approximately 81% and 86%, respectively, of total sales.

     Certain administrative expenses aggregating $19,800 and $9,800 during the years ended December 31, 1997 and 1998, respectively, have been allocated to the Company by ILX based on a budget formula that was agreed upon by ILX and its subsidiaries at the beginning of the respective year. Management of the Company believes that such allocation is reasonable.

     In December 1995, the Company sold its building to an affiliate for $500,000. The purchase price consisted of a reduction in the principal balance of the Company's note payable to the affiliate of $320,000 in December 1995 and, in January 1996, payment by the affiliate of the $180,000 note collateralized by a deed of trust on the building. The Company leased back the building for a one-year term, with four one-year options to renew through December 2000. Rent of $48,000 was paid in 1997 and in 1998.

NOTE 8. SHAREHOLDERS' EQUITY

     On October 13, 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to increase the number of the Company's authorized shares of common stock to 50,000,000.

                                    PART III

                           ITEM 1 - INDEX TO EXHIBITS

 EXHIBIT                                                           LOCATION IN
   NO.                         DESCRIPTION                         EDGAR FILING
 -------                       -----------                         ------------
  3.1     Articles of Incorporation of Registrant, as amended           **
          (previously filed as Exhibit 2.1 to this Registration
          Statement)

  3.2     Bylaws of Registrant, as amended (previously filed as         **
          Exhibit 2.2 to this Registration Statement)

  10.1    Agreement, dated as of January 1, 1997, among the             **
          Registrant and ILX Incorporated, on the one hand, and Todd Fisher, on the other hand (previously filed as Exhibit 6.1 to this Registration Statement)

  10.2    Agreement, dated as of January 1, 1997, among the             **
          Registrant and ILX Incorporated, and Debbie Reynolds, on the other hand (previously filed as Exhibit 6.2 to this Registration Statement)

  10.3    Lease Agreement, dated December 29, 1995, among the           **
          Registrant and Edward John Martori (previously filed as Exhibit 6.3 to this Registration Statement)

  10.4    Agreement, dated as of December 29, 1995, among ILX           **
          Incorporated, Martori Enterprises Incorporated,
          Los Abrigados Partners Limited Partnership,
          Registrant, Edward J. Martori and Joseph P. Martori, as trustee for Cynthia J. Polich Irrevocable Trust dated June 1, 1989 relating to the sale/leaseback of certain real property and amendment of other agreements in connection therewith (previously filed as Exhibit 6.4 to this Registration Statement)

  10.5    Master Lease Agreement, dated as of April 13, 1993,           **
          among ILX Incorporated and CRA, Inc. (previously filed as Exhibit 6.5 to this Registration Statement)

   27     Financial Data Schedule                                       *

----------
* Incorporated by reference to the Company's Annual Report on Form 10-QSB for the period ended March 31, 1999.

**   Previously filed


                                     III-1

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SEDONA WORLDWIDE INCORPORATED



July 1, 1999                                 By: /s/ Mia A. Martori
                                                 -------------------------------
                                                 Name: Mia A. Martori
                                                 Title: President


                                      S-1